Sphere 3D Approves Options

Mississauga, ONTARIO – June 23, 2014 – Sphere 3D Corporation (TSXV: ANY OTCQX: SPIHF) (the “Company” or “Sphere 3D”), a virtualization technology solution provider, today announced that it has granted an aggregate of 160,000 stock options pursuant to its Employee Stock Option Plan to its Chief Financial Officer and three non-management directors, Messrs. Ashkin, Bowman and Meretsky. . These options expire in 10 years, vest quarterly over three years and have an exercise price of $8.35 per share, representing the last closing market price before the date of the stock option grant.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

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